Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION OF
ORITANI FINANCIAL CORP.
     Pursuant to Section 241 of the Delaware General Corporation Law, the undersigned being the Incorporator of Oritani Financial Corp. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, hereby certify that:
1.	The original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on March 3, 2010.

2.	The Certificate of Incorporation of the Corporation is hereby amended by deleting therefrom Article FOURTH, Section E in its entirety, and substituting in lieu thereof the following:
     “FOURTH:
     E. Subject to the provisions of law and the rights of the holders of the Preferred Stock and any other class or series of stock having a preference as to dividends over the Common Stock then outstanding, dividends may be paid on the Common Stock at such times and in such amounts as the Board of Directors may determine. Upon the dissolution, liquidation or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them, respectively, after: (i) payment or provision for payment of the Corporation’s debts and liabilities; (ii) distributions or provision for distributions in settlement of the Liquidation Account established by the Corporation, as described in F below; and (iii) distributions or provisions for distributions to holders of any class or series of stock having a preference over the Common Stock in the liquidation, dissolution or winding up of the Corporation.
     F. Under regulations of the Office of Thrift Supervision, the Corporation must establish and maintain a liquidation account (the “Liquidation Account”) for the benefit of certain Eligible Account Holders and Supplemental Eligible Account Holders as defined in the Amended and Restated Plan of Conversion and Reorganization dated April 16, 2010 (the “Plan of Conversion”). In the event of a complete liquidation involving (i) the Company or (ii) Oritani Bank, the Company must comply with the regulations of the Office of Thrift Supervision and the provisions of the Plan of Conversion with respect to the amount and priorities of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interests in the Liquidation Account. The interest of an Eligible Account Holder or Supplemental Eligible Account Holder in the Liquidation Account does not entitle such account holders to voting rights.”

3.	The Certificate of Incorporation of the Corporation is hereby amended by changing Article 6, Section D, so that, as amended, the said Article shall be read as follows:
     “SIXTH:
     D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 50% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH of this Certificate of Incorporation (“Article FOURTH”)), voting together as a single class.”
4.	The Corporation has no outstanding shares of capital stock and has not received any payment for any of its capital stock.

5.	The above amendment has been duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.
     IN, WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 14th day of June, 2010.

By:	/s/ John J. Gorman
John J. Gorman
Incorporator

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